IMPERIAL CHEMICAL INDUSTRIES PLC
ANNUAL GENERAL MEETING 2007
ICI announces that the following Resolutions were passed at the Annual General M	eeting of ICI shareholders held	on
Wednesday, 23rd May 2007 and the results of the poll are shown below.
		% (of the shares		% (of the shares
Resolution	Votes for:	voted)	Votes against:	voted)	Votes withheld*

Ordinary Resolutions

1. To receive the Annual Report and Accounts for the year ended 31 December 2006	815,418,462	99.89%	870,003	0.11%	923,190

2. To approve the Directors’ Remuneration Report	757,203,122	95.90%	32,384,129	4.10%	27,624,404

3. To confirm the first and second interim dividends	816,931,915	99.99%	80,363	0.01%	199,377

4. To re-elect Lord Butler as a Director	811,554,985	99.33%	5,435,769	0.67%	220,901

5. To re-elect Mr A Baan as a Director	809,097,487	99.05%	7,725,607	0.95%	388,561

6. To re-elect Mr D C M Hamill as a Director	815,951,046	99.87%	1,021,590	0.13%	239,019

7. To re-elect Baroness Noakes as a Director	811,366,296	99.33%	5,457,271	0.67%	388,088

8. To re-appoint KPMG Audit Plc as Auditor	816,144,848	99.89%	897,659	0.11%	169,148

9. To authorise the Directors to agree the Auditor’s remuneration	815,805,675	99.85%	1,186,289	0.15%	219,691

10. To approve changes to the Performance Growth Plan	762,776,850	97.84%	16,807,496	2.16%	37,627,309

11. To approve a further change to the Performance Growth Plan	783,601,361	99.54%	3,617,430	0.46%	29,992,864

Special Resolution

12. To approve the use of electronic shareholder communications	815,594,652	99.88%	942,867	0.12%	674,136

Ordinary Resolution

13. To renew the Directors’ general authority to allot shares	811,463,006	99.34%	5,393,821	0.66%	354,828

Special Resolutions

14. To renew the Directors’ authority to disapply pre-emption rights	815,282,947	99.82%	1,474,638	0.18%	454,070

15. To renew the Company’s authority to purchase its own shares	816,618,665	99.95%	414,212	0.05%	178,778

*Please note that ‘Vote withheld’ is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ and ‘Against’ a Resolution.